Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
Telephone (212) 370-1300
Facsimile (212) 370-7889

March 18, 2011
VIA EDGAR
Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp.
Schedule TO-I
Filed February 22, 2011
File No. 005-85485
Dear Mr. Owings:
          57th Street General Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 4, 2010 regarding our Tender Offer on Schedule TO-I (the “TO”) previously submitted on February 22, 2011. A marked version of the amended Schedule TO-I (“Amended TO”) and Amended and Restated Offer to Purchase (“Offer to Purchase”) is enclosed herewith reflecting all changes from the TO. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Set forth immediately below is a summary for the staff’s convenience of the revised approach taken in the amended Offer to Purchase which is submitted as Exhibit (a)(1)(J) to the Amended TO.
          On March 7, 2011, the Company and its counsel, along with counsel for Crumbs Holdings LLC (“Crumbs”), participated in a telephone conference with the Staff to discuss certain of the Staff’s comments to the TO, which was followed by an additional telephone conference on March 8, 2011. Based on these telephone conferences, on March 9, 2011, the Company submitted an interim response letter (the “Interim Response”) to the Staff explaining (i) certain changes to the business agreement between the Company and Crumbs, including the agreement to eliminate the contractual provision requiring the Company to conduct a tender offer for its warrants; (ii) why the Company required relief from the provisions of Rule 13e-4(f)(3) (proration) and (iii) why the business agreement for the Company’s purchase of “insider warrants” from the Company’s sponsor and the underwriters of its initial public offering would not constitute a separate tender offer. The Interim Response further clarified the presentation in the TO, and how it would be modified in the Amended TO.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

          On March 10, 2011, after the Staff’s consideration of the Interim Response, counsel for each of the Company and Crumbs participated in a supplemental telephone conference with the Staff, in which the Staff advised that the Company would: (i) not be required to offer proration in compliance with Rule 13e-4(f)(3) if the TO were to be oversubscribed; (ii) be permitted to amend the TO to eliminate the offer to purchase the Company’s warrants and (iii) be permitted to amend the TO to present a tender offer for only the exact number of Common Shares that it could purchase, after accounting for all of its cash requirements needed to consummate the business combination with Crumbs. Thereafter, in a subsequent March 15, 2011 telephone conference, the Staff also advised that it would not deem the Company’s purchase of insider warrants to be a tender offer.
          As set forth in the Interim Response, the Company and Crumbs have determined to modify the terms of the Business Combination Agreement dated January 9, 2011, and as thereafter amended as of February 18, 2011 to:
•	eliminate the offer to purchase 9,156,300 warrants from the TO;

•	to reduce the number of Common Shares the Company is offering to purchase to up 500,000 Common Shares at $9.98 per share (which change reflects the aggregate number of shares the Company could purchase and still consummate its merger with Crumbs),

•	include a condition that no less than Fifteen Million Dollars ($15,000,000) remain reserved from the funds held in the Trust Account as working capital and that no less than Three Million Seven Hundred Thousand ($3,700,000) remain reserved from the funds held in the Trust Account after payment by the Company of all amounts due and payable by it, as of Closing (as more fully set forth in the agreement, but not accounting for the deferral of certain expenses), and

•	extend the Expiration Date of the TO to April 1, 2011.
          A copy of Amendment No. 2 to the Business Combination Agreement has been concurrently filed with the Commission under cover of Form 8-K and is also appended to the Offer to Purchase at the end of Annex A.
Item 10. Financial Statements
(a) Financial Information
1.	We note your response of “not applicable” with respect to the financial statements required by Item 1010(a) of Regulation M-A. We also note that, on pages 32 and 141 of the Offer to Purchase, you specifically incorporate the audited financial statements for your fiscal year ended December 31, 2010 by reference to your Form 10-K for such fiscal year. Please see comment 79 regarding inclusion of such financial statements in the Offer to Purchase. Please revise your response to this Item 10 to provide the disclosure required by Instruction 3 to Item 10 of Schedule TO to clearly indicate that you are incorporating such financial statement into the Schedule TO by reference to the disclosure contained in the Offer to Purchase.

We have revised the response to Item 10 of Schedule TO as requested.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

(b) Pro Forma Information
2.	We note your response of “not applicable” with respect to the pro forma financial information required by Item 1010(b) of Regulation M-A. It appears, however, that you have provided such information in the Offer to Purchase. Please revise to cross reference to the specific sections in the Offer to Purchase that contain the disclosure required by Item 1010(b) of Regulation M-A.

We have revised the Schedule TO and included cross-reference to the specific sections that contain the disclosure required by Item 1010(b) of Regulation M-A as requested.
Item 11. Additional Information
3.	We note your response of “not applicable” with respect to the additional material information required by Item 1011(b) of Regulation M-A. We also note that you have included information regarding you and Crumbs in the Offer to Purchase that is material to the tender offer, but that such information is not specifically set forth in any item of Schedule TO. Please revise the disclosure in this Item 11 to cross reference to the specific sections of the Offer to Purchase that contain such additional material information regarding you and Crumbs.

We have revised the disclosure in Item 11 of the Schedule TO and included cross-reference to the specific sections that contain the disclosure required by Item 1011(b) of Regulation M-A as requested.
Exhibit 99.A.1.A — Offer to Purchase
General
4.	We note that the Offer is for up to 4,801,544 Common Shares and for all 9,156,300 Warrants. We note that each of the Common Shares and the Warrants appears to be a separate class of equity security registered under Exchange Act Section 12(g). Please revise throughout to clarify that you are conducting two separate tender offers. In addition, we note that you are conducting a partial offer for Common Shares but there will be no proration. Please revise or advise us as to how you are complying with Exchange Act Rule 13e-4(f)(3), which requires proration.

As discussed with the Staff on March 7, 2011, and as set forth in the Interim Response and above, the Offer will now be conducted only for the aggregate number of shares the Company could purchase and still consummate the merger with Crumbs (after taking into account all applicable cash fees, expenses and costs to be paid at the closing of the Merger), or 500,000 Common Shares, subject to the fulfillment of the conditions enumerated in the Amended TO. Also, as set forth above, the Company has eliminated its offer to purchase warrants. As set forth in the Interim Response and confirmed by the Staff on March 10, 2011, we have revised the disclosure to make clear that there will be no proration offered in the event the offering is oversubscribed.

5.	We note that the Offer is for up to 4,801,544 Common Shares and 9,156,300 Warrants. We also note that a condition to the Offer is that the aggregate

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

consideration payable to tendering stockholders and warrant holders not exceed $9,156,300. We also note that the Sponsor and the underwriters intend to tender their Warrants, which will result in a payment of $3,700,000. Accordingly, only $5,456,300 will be available to your public holders that may wish to tender their Common Shares and Warrants. Assuming the aforementioned facts, at the purchase price of $9.98 per share, you will not be able to accept more than 546,723 Common Shares in the Offer without violating the Cash Condition. Based on the aforementioned facts, it appears that you will not be able to satisfy the Cash Condition and also purchase the total number of Common Shares and Warrants currently being offered. Please revise to state the total number of Common Shares and Warrants that you are offering to purchase or revise the Cash Condition to reconcile this discrepancy. See Exchange Act Section 14(e).

As noted in the Interim Response and above, the offer has been revised to eliminate tender for any of the warrants, to modify the tender for up to 500,000 Common Shares. Additionally, the disclosure has been modified throughout the Offer to Purchase regarding the conditions to the Merger, including that there be $15 million in working capital available following the Merger, as set forth in the amendment to the Business Combination Agreement.

6.	We note that you are offering to purchase only 4,801,544 Common Shares. Please revise to address whether a partial offer that is also subject to the Cash Condition is consistent with the previous disclosure in your initial public offering prospectus that you will provide all stockholders with the opportunity to redeem their shares.

As noted in the Interim Response, we believe the Company’s tender for 500,000 Common Shares is entirely consistent with the Company’s public offering prospectus disclosure. We also note that the tender offer is open to all of the Company’s stockholders, but the offer will be withdrawn in the event that more than 500,000 shares are validly tendered and not properly withdrawn, so no proration will be offered. In accordance with the Staff’s comment, we have revised the disclosure. See, in particular “Summary Term Sheet and Questions and Answers— Why is the Offer for 500,000 Common Shares?” on page 2.

7.	We note that the Cash Condition requires that the aggregate consideration does not exceed $9,156,300. Please revise the Cash Condition to specify the maximum number of Common Shares and the maximum number of Warrants that will satisfy this condition.

As noted in the Interim Response and above, the disclosure has been revised to reflect that the maximum number of Common Shares that will satisfy the conditions of the Merger is 500,000 Common Shares; as such, the “Cash Condition” has been eliminated as a condition to the Amended TO. The tender offer has also been revised to eliminate the offer for the warrants.

8.	We note that the Offer is conditioned upon the aggregate consideration not exceeding $9,156,300, which is the total purchase price for the Warrants. You state that you will terminate or extend the offer if the Cash Condition is not satisfied. Please revise the filing throughout as follows:

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

•	Describe whether the Cash Condition complies with your charter and the terms of your initial public offering prospectus. Specifically, please address how the Offer, subject to the Cash Condition, allows 88% of the shares issued in your initial public offering to be redeemed through a tender offer, as required by Sections B and E of Article Six of your charter.

As noted in the Interim Response, we believe the approach taken by the Company, as reflected in the Amended TO, to offer to purchase 500,000 Common Shares, is entirely consistent with the Company’s charter provisions. Also, as noted above, the Amended TO has been revised to eliminate a Cash Condition as a condition to the offer.

•	Describe the Cash Condition in sufficient detail so that investors understand the purpose of this condition. We note your risk factor on page 25 disclosing that Crumbs may terminate the Business Combination Agreement if there is a material adjustment to the cash portion of the pro forma working capital figure in the offer which is attributable to you. We also note your disclosure in footnote (14) on page 128 that there must be a minimum of $16,000,000 in cash and cash equivalents per the Business Combination Agreement following the transaction. Please explain why these agreements were negotiated and where they are reflected in the Business Combination Agreement. Please also disclose this risk in the “Summary Term Sheet and Questions and Answers” section.

Consistent with Amendment No. 2 to the Business Combination Agreement referenced above and the Staff’s comment, the disclosure throughout the Offer to Purchase has been revised to more specifically disclose the uses of the funds from the Trust Account as well as the reason for the minimum of a $15,000,000 reserve for working capital purposes and a minimum of $3,700,000 for the purchase of “insider warrants”. The disclosure has also been revised to reflect that the $15,000,000 working capital reserve and the $3,700,000 insider warrant purchase reserve is a condition to the Business Combination Agreement, and therefore part of the Merger Condition, however there is no longer a “Cash Condition” to the offer. In addition, we have disclosed the risk that Crumbs may terminate the Business Combination Agreement as requested on pages 7 and 28.

•	Explain how the Cash Condition limits your ability to accept all 4,801,544 Common Shares and 9,156,300 Warrants sought in the tender offer. Please include in such explanation that the Sponsor and the underwriters intend to tender all 3,700,000 of the Warrants that they hold, which will require a payment of $3,700,000 against the Cash Condition.

Consistent with Amendment No. 2 to the Business Combination Agreement referenced above and the Staff’s comment, the disclosure throughout the Offer to Purchase has been revised as requested.

•	Explain why your presentation of “Pro Forma Adjustment for Maximum Allowable Tender of Common Stock and Repurchase of Non-Insider Warrants” beginning on page 125 has been prepared using the assumption that none of your public holders tender their Common Shares.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

The presentation of Pro Forma Adjustment for Maximum Allowable Tender of Common Stock has been revised to reflect the maximum tender of 500,000 Common Shares. The disclosure also presents Pro Forma Adjustment assuming no tender of Common Shares.
9.	We note your risk factors on pages 26 and 27 and your disclosure on page 43 that members of your board of directors and management will receive substantial benefits as a result of the merger and may have potential conflicts of interest in structuring and negotiating the transaction. Throughout the Offer to Purchase where you include your board’s recommendation, please disclose with equal prominence that board members will directly benefit from the transactions and provide a cross-reference to “The Transaction—Certain Benefits of 57th Street’s Directors and Officers in the Transaction.”

The disclosure has been modified throughout the Offer to Purchase as requested. See, in particular, the cover page and pages 11, 41 and 46.

10.	Please include a separate section in the Offer to Purchase to explain any material differences in the rights of security holders as a result of the transaction. See Item 1004(a)(1)(x) of Regulation M-A.

A separate section entitled “Material Differences in the Rights of 57th Street Stockholders Following the Transaction” has been included as requested at page 92.
Summary Term Sheet and Questions and Answers, page 1
General, page 1
11.	Please add a separate question and answer in this section to briefly discuss, and include specific cross-references to the later discussion of, all the material agreements related to the Merger, including the employment, lockup, exchange and support, third amended & restated LLC, tax receivables, and registration rights agreements. Also disclose that you expect that initial payments under the tax receivable agreement could total up to $5,575,000.

A separate question and answer has been included at pages 5-6 as requested together with a cross-reference to the section entitled “Related Agreements” in the Offer to Purchase.

12.	Please add a separate question and answer in this section to address how you will fund the payment for the entire Merger Consideration and related merger expenses. Specifically, please quantify the amounts in the Trust Account that will be used to fund the Merger, pay expenses related to the transaction and deferred underwriting fees, and pay the maximum amount if stockholders exercise their redemption rights or if no stockholder exercises its redemption rights. Also disclose what happens to any funds in the Trust Account remaining after such uses. It appears from the unaudited pro forma consolidated balance sheet on page 126 that you contemplate that only the Warrants will be repurchased. Please describe this assumption. In addition, Section 7.1(k) of the Business Combination Agreement provides that Crumbs may terminate the Business Combination Agreement if there is a material

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

adjustment to the cash portion of the pro forma working capital figure in the offer documents. Please describe this provision and explain whether it relates to the amount held in the Trust Account. Make similar revisions under “The Offer-Source and Amount of Funds.”

A separate question and answer has been included in this section at page 10 to address funding the payment for the Merger Consideration and related expenses as requested as well as release of the remaining Trust Account proceeds to the Company and/or Crumbs to be used for the working capital purposes of the post-transaction company. We have described the assumption that all of the 3,700,000 Insider Warrants will be repurchased following consummation of the Transaction. Consistent with the amendment to the Business Combination Agreement, we have also revised disclosure to be consistent with the elimination of the Section 7.1(k) termination right. We refer the Staff to the disclosure throughout the Offer to Purchase as well as in “The Offer—Source and Amount of Funds” on page 78.
What is the Structure of the Merger and the Merger Consideration, page 2
13.	We note the disclosure that shares of Series A Voting Preferred Stock will be proportionately redeemed upon exchange of shares of New Crumbs Class B Exchangeable Units. Please disclose the specific amount of Series A Voting Preferred Stock that will be redeemed for each New Crumbs Class B Exchangeable Unit exchanged.

The requested disclosure has been provided at page 3 and throughout the Offer to Purchase.

14.	Please briefly describe the adjustment to consideration based upon the actual adjusted net working capital of Crumbs. Also clarify, if correct, that any such adjustment will result in a change of the Cash Consideration and not of the Equity Consideration.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to describe the adjustment to consideration based on the actual adjusted net working capital of Crumbs, and to confirm that such adjustment will not alter the Equity Consideration. We refer you to the revised disclosure on pages 4 and 40 of the Offer to Purchase.

15.	Please briefly describe the targets related to the Contingency Consideration.

A brief description of the targets related to the Contingency Consideration is included at pages 4 and 40 and throughout the Offer to Purchase.

16.	Please disclose the percentage of economic and voting rights of the existing Crumbs owners, your public investors and your affiliates in the organizational structure diagram on page 4.

The disclosure of the percentage of economic and voting rights has been included in the organization structure diagram on page 5 as requested.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

What are the most significant conditions to the Offer?, page 5
17.	Please describe the Merger Condition in greater detail. Disclose whether this condition is in the Business Combination Agreement and the circumstances under which the Merger would not be capable of being consummated contemporaneously with the Offer. For example, disclose whether there are material conditions in the Business Combination Agreement, such as the tenant leases condition, that would affect the Merger Condition.

We have added an additional question entitled “What are the Most Significant Conditions to the Merger?” at page 7 immediately following the subject question and included a cross-reference to such question in the question concerning the conditions to the Offer.

18.	Please discuss the circumstances under which the Cash Condition would be waived.

We have revised the disclosure to indicate that the requirements that there be $15 million in working capital and $3.7 million reserve for the purchase of insider warrants are Merger Conditions. Inasmuch as the Cash Condition to the Offer has been eliminated, the disclosure has been accordingly modified. In the event the cash condition is not satisfied, or in 57th Street’s reasonable judgment, cannot be satisfied, 57th street expects to waive such condition. Crumbs has advised the Company that it does not currently intend to waive the condition. We have revised the disclosure accordingly.
When and how will 57th Street pay for the Securities I tender that are accepted for purchase?, page 8
19.	You must pay the Stock Purchase Price or Warrant Purchase Price promptly after the Expiration Date. Such prompt payment cannot be dependent on your acceptance of the Securities. Please revise. See Exchange Act Rule 14e-1(c).

The disclosure has been modified as requested on page 11.
Common Stock, page 8
What will be the purchase price for the Common Shares and what will be the form of payment?, page 9
20.	You must hold the Offer open for at least 10 business days, instead of 10 days, following an adjustment to the Stock Purchase Price. Please revise. See Exchange Act Rule 14e-1(b).

The disclosure on page 12 has been corrected to reflect 10 business days rather than 10 days.
How will the Offer affect the number of Common Shares outstanding and the number of holders of the Company?, page 9
21.	Please clarify that you will have 1,261,012 Common Shares outstanding if the Offer is fully subscribed only if you waive the Cash Condition.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

The disclosure on page 12 has been modified as requested.

22.	Please quantify the dilutive effective of the transaction to the public investors, assuming that no Common Shares are tendered and that the Contingency Consideration is issued.

The disclosure on pages 12-13 has been modified as requested in accordance with the revised terms of the tender offer for Common Shares.
Will 57th Street’s Sponsor tender Warrants in the Offer?, page 10
23.	Please revise the heading of this question, and the corresponding answer, to disclose that the underwriters will tender their 200,000 Warrants pursuant to the Offer.

As noted in the Interim Response and above, the tender offer has been modified to eliminate the tender for any of the Warrants. Appropriate disclosure has been included throughout the Offer to Purchase regarding the agreements pursuant to which 57th Street will acquire the 3.7 million Insider Warrants held by the Sponsor and the IPO underwriters no sooner than (i) 10 business days following the Expiration Date with respect to 2,480,000 Insider Warrants held by the Sponsor; and (ii) May 15, 2011 for the 1,020,000 Insider Warrants beneficially owned by Mark D. Klein and the 200,000 Insider Warrants held by the IPO underwriters.
Introduction, page 11
24.	The information in this section repeats the information on the cover of the Offer to Purchase and in the prior portions of the “Summary Term Sheet and Questions and Answers” section. Please remove the repetitive disclosure.

The section entitled “Introduction” has been eliminated as requested.
Forward-Looking Statements, page 13
25.	We note that elsewhere in the Offer to Purchase you have described the Maximum Tender Condition as no more than 4,801,544 Common Shares being validly tendered and not properly withdrawn. Please revise the first bullet point to match such description.

The first bullet point on page 14 has been modified as requested to state the number of shares in accordance with the modified terms of the tender offer for the Common Shares.
Risk Factors, page 14
57th Street’s working capital will be reduced..., page 25
26.	Please describe in greater detail the circumstances under which Crumbs may terminate the Business Combination Agreement if there is a material adjustment to the cash portion of the pro forma working capital figure in the Offer to Purchase. We note your disclosure in footnote (14) on page 128 that there must be a minimum

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

of $16,000,000 in cash and cash equivalents per the Business Combination Agreement following the Transaction.

The disclosure has been modified throughout as requested in accordance with the modified terms of the tender offer for the Common Shares.
Information about the Companies, page 31
Information about Crumbs, page 31
27.	Please disclose the basis for the statement that Crumbs has gained increasing brand recognition.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to remove the reference to increasing brand recognition. We refer you to the revised disclosure on page 33 of the Offer to Purchase.
Selected Unaudited Condensed Consolidated Pro Forma Financial Information, page 34
Comparative Share Information, page 35
28.	Please show us what amounts you used to calculate book value per share for 57th Street as well as for the Consolidated Pro Forma assuming the minimum and maximum tender at December 31, 2010. Further, please explain the discrepancy between the historical earnings per share amounts reflected here of $(0.07) for 57th Street and the historical earnings per share amounts reflected in your Unaudited Pro Forma Consolidated Statement of Income on page 125 of $(0.10).

In accordance with the Staff’s comment, we have revised the disclosure in the Offer to Purchase to include amounts used in the calculation of book value per share for 57th Street as well as for the Consolidated Pro Forma assuming the minimum and maximum tender at December 31, 2010. Additionally, we updated our disclosure of the historical earnings per share reflected here to conform to the actual historical earnings per share reflected in 57th Street’s audited financial statements as well as our Unaudited Pro Forma Consolidated Statement of Income. We refer you to the revised disclosure on page 38 of the Offer to Purchase.
The Transaction, page 37
General Description of the Transaction, page 37
Recapitalization and Merger Consideration, page 37
29.	Please clarify that the New Crumbs Class B Exchangeable Units will be exchangeable on a one for one basis for the Common Shares.

In accordance with the Staff’s comment, we have revised the Offer to Purchase accordingly. We refer you to the revised disclosure on pages 39-40 of the Offer to Purchase.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

Background of the Transaction, page 39
30.	Please disclose the approximate date on which you decided to proceed exclusively with the transaction with Crumbs and eliminated, as acquisition targets, the other two potential partners for which you had engaged in due diligence.

In accordance with the Staff’s comment, we have revised the Offer to Purchase accordingly. We refer you to the revised disclosure on page 43 of the Offer to Purchase.

31.	We note that the format for preparation of more detailed projections for Crumbs was reviewed on November 29, 2010. If the projections were exchanged among and relied upon by the parties, please summarize the projections and the underlying assumptions in the Offer to Purchase.

The Company respectfully advises the Staff that it is providing the requested projections supplementally, but has not revised the Offer to Purchase to include such information at this time for several reasons, including that the projections (i) contain stale financial information and may be confusing to investors; (ii) may appear to present materially misleading information to investors, as it may differ materially from the audited, selected and pro forma financial information presented elsewhere herein; (iii) were not based on final, audited numbers for the fiscal year ended December 31, 2010; (iv) failed to properly account for certain lease related expenses; (v) were not reconciled to be consistent with GAAP; (vi) were subsequently modified and filed as an Exhibit to the Company’s Current Report on Form 8-K dated January 10, 2011, and further amended and filed as an exhibit to the Company’s Form 8-K/A dated January 31, 2011; and (vii) assumed a Merger closing date of February 28, 2010.

Subject to the above, the board of directors evaluated Crumbs’ operating cost structure and transaction economics in its current business segments and growth initiatives. Based upon Crumbs’ prospects, the board of directors determined Crumbs would have the ability to leverage its infrastructure and fixed costs and improve margins as it grows. In particular, assuming sufficient working capital to support the Company’s growth strategy, including their anticipated expansion to 200 locations in relatively unproven markets during such period, Crumbs’ estimated fiscal year 2010 and projected fiscal year 2011-2014 revenue, gross profit, EBITDA and net income indicated to the board of directors strong growth and improvement potential from that experienced by Crumbs in fiscal years 2008 and 2009.

The following historical and projected financial information was considered by the Board during the period from December 20, 2010 through January 7, 2011 with the understanding that the information was not prepared in conformity with GAAP or to reflect any EBITDA adjustments. Consequently, the information should not be relied upon by stockholders in making a decision whether to tender their Common Shares.

	2008	2009	2010E	2011E	2012E	2013E	2014E
Revenue	$8.0	$23.5	$31.1	$50.2	$90.6	$135.7	$193.0
Growth	NA	193.8%	32.2%	61.3%	80.5%	49.9%	42.2%
Gross Profit	4.4	14.0	NA	30.3	54.6	81.8	116.2
Gross Margin	55.2%	59.7%	NA	60.3%	60.3%	60.3%	60.2%
EBITDA	0.5	2.6	2.9	5.0	12.0	18.6	32.9

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

	2008	2009	2010E	2011E	2012E	2013E	2014E
EBITA Margin	4.4%	11.2%	9.3%	10.0%	13.3%	13.7%	17.1%
Growth	NA	649.2%	9.9%	73.6%	139.3%	54.2%	77.4%
Net Income	(1.6)	(0.9)	NA	3.8	10.4	15.5	28.4
Net Margin	-20.1%	-3.9%	NA	7.6%	11.5%	11.4%	14.7%
Growth	NA	NA	NA	NA	172.4%	48.1%	84.0%
57th Street’s Board of Directors’ Reasons for the Approval of the Transaction, page 41
32.	Please describe why your board of directors specifically favored Crumbs as an acquisition target over the other two potential partners for which you had engaged in due diligence.

In accordance with the Staff’s comment, we have revised the Offer to Purchase accordingly. We refer you to the revised disclosure on pages 45 of the Offer to Purchase.

33.	Please discuss, here or in “Business of Crumbs,” the basis for Crumbs’s belief that it is the creator of the gourmet cupcake and the largest U.S. based retailer of cupcakes.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to remove Crumbs’ belief that it is the creator of the gourmet cupcake and the largest U.S. based retailer of cupcakes. We refer you to the revised disclosure on page 45 of the Offer to Purchase.

34.	Please disclose, here or by cross-reference to another section, all the factors, which were identified by your board of directors, that can impact Crumbs’s revenues and results of operations and for which Crumbs has limited to no control over.

In accordance with the Staff’s comment, we have revised the Offer to Purchase accordingly. We refer you to the revised disclosure on pages 43 of the Offer to Purchase.

35.	Please discuss the specific aspects of Crumbs’s business that are cyclical in nature. We note that you have disclosed elsewhere in the Offer to Purchase that Crumbs’s business is generally not seasonal.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to clarify the business of Crumbs. We refer you to the revised disclosure on page 45 of the Offer to Purchase.
The Business Combination Agreement, page 45
36.	Please revise the second paragraph, last sentence to remove any potential implication that the referenced Business Combination Agreement does not constitute public disclosure under the federal securities laws. For example, delete the sentence and consider including the following disclosure:
The Business Combination Agreement included as Annex A should be read in conjunction with the disclosures in the parties’ filings with the SEC.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

In accordance with the Staff’s comment, we have revised the Offer to Purchase accordingly. We refer you to the revised disclosure on page 49 of the Offer to Purchase.

37.	Please confirm to us that, notwithstanding the cautionary statement regarding representations, warranties and covenants in the Business Combination Agreement, you understand that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Offer to Purchase not misleading.

57th Street hereby confirms to the Staff of the Commission that notwithstanding the cautionary statement regarding representations, warranties and covenants in the Business Combination Agreement, it understands that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Offer to Purchase not misleading.
Structure of Transaction, page 45
38.	We note that elsewhere in the Offer to Purchase you have described the Maximum Tender Condition as no more than 4,801,544 Common Shares, instead of 88% of the Common Shares issued in your IPO, being validly tendered and not properly withdrawn. Please revise the fourth bullet point to match such description.
The fourth bullet point on page 48 has been revised as requested.
The Offer, page 66
Number of Common Shares: Purchase Price; No Proration, page 66
No Proration, page 67
39.	We note that you reference Annex A to the Business Combination Agreement in the second paragraph. Please either include Annex A of the Business Combination Agreement as part of Annex A to the Offer to Purchase or cross-reference to a section of the Offer to Purchase where Annex A of the Business Combination Agreement is set forth in full. Please revise throughout the Offer to Purchase.

Annex A to the Business Combination Agreement as amended has been included as part of Annex I of the Offer to Purchase as requested. The disclosure at page 70 has been modified to reference the location of Annex A.
Procedures for Tendering Shares and Warrants, page 69
Determination of Validity; Rejection of Securities; Waiver of Defects; No Obligation to Give Notice of Defects, page 72
40.	Refer to the second-to-last sentence in this section. Please explain to us the purpose of the language that your interpretation of the conditions of the Offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

The purpose of the language that the Company’s interpretation of the conditions of the Offer will be final and binding is to notify investors that the Company has the responsibility to make determinations as to such matters. We have revised the disclosure in the section on page 75 as requested.
Conditions of the Offer, page 75
41.	Please clarify how the conditions listed in the third paragraph are different from the Merger Condition.

We have clarified the conditions as requested at pages 77-78.

42.	We note your statement in the penultimate paragraph that you may be required to extend the Expiration Date if you waive one of the conditions. Please disclose whether a waiver of the Cash Condition will constitute a material change for which you will maintain the Offer open for at least five business days following notice of such change.

As noted above, the Cash Condition has been removed. As disclosed on pages 77-78, in the event of a material modification to the terms of the Business Combination Agreement, the Offer will remain open for at least five business days following the date that a notice concerning a material change in the terms of, or information concerning, the Offer is first published, sent or given to stockholders.
Sources and Amount of Funds, page 76
43.	We note that it appears that you will require approximately $57,075,709 to purchase the total number of Common Shares and Warrants, which exceeds the amount held in the Trust Account. Please revise to disclose the specific sources of funds to cover the shortfall amount. See Item 1007 of Regulation M-A.

Inasmuch as the terms of the tender offer have been modified as noted above, the Company will not have a shortfall of funds.
Extension of the Offer; Termination; Amendment, page 82
44.	We note your statement in the second paragraph, second sentence that “in no event will the Offer will remain open for fewer than five business days following...a change in the terms of, or information concerning, the Offer.” Please revise to state that the Offer will remain open for at least five business days following the date that a notice concerning a change in the terms of the Offer is first published, sent or given to security holders. See footnote 70 to Release No. 34-23421 (July 11, 1986).

The sentence has been modified to state that the Offer will remain open for at least five business days following that a notice concerning a change in the terms of the Offer is first published, sent or given to security holders as requested.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

45.	We note your statement in the second paragraph, third sentence that “any change to increase the price to be paid for Common Shares” would result in a notice to stockholders announcing such change and the Offer being open for at least ten business days from the date of such notice. Please revise to disclose that such notice will be also sent, and the Offer will be open for at least ten business days from the date of such notice, if there is any change to decrease the price to be paid for Common Shares or if there is any change to increase or decrease the price to be paid for Warrants. See Exchange Act Rule 14e-l(b).

As noted above, we have revised to disclosure to remove the implication that the Company may adjust the purchase price.
Description of Securities, page 84
46.	In addition to descriptions of your Common Shares, Series A Voting Preferred Stock and Warrants, please also describe the Class A Voting Units and the New Crumbs Class B Exchangeable Units.

The Offer to Purchase has been modified on pages 86-88 and 90-91 as requested.

47.	We note that you discuss your adoption of Section 203 of the DGCL and the effect of such adoption on corporate takeovers. Please also discuss the provisions of your charter and bylaws that have the effect of delaying, deferring or preventing a change in control of you. We note that you are authorized to issue blank check preferred stock and have a classified board structure. See Item 202(a)(5) of Regulation S-K.

We have added disclosure on page 92 to the effect that until the consummation of the business transaction, 57th Street has a classified board structure and the board of directors is authorized to issue blank check preferred stock as requested.
Preferred Stock, page 85
Series A Voting Preferred Stock, page 85
48.	Please disclose the Series A Voting Preferred Stock’s redemption rights, including any restriction on the repurchase or redemption of shares by the registrant while there is any arrearage in the payment of dividends or sinking fund installments. Please also disclose any other rights set forth in Item 202(a) of Regulation S-K that are associated with the Series A Voting Preferred Stock or supplementally confirm to us that such other rights are not applicable. We note the disclosure in the first paragraph, fifth sentence that holders of the Series A Voting Preferred Stock is not entitled to receive dividends. However, in the second sub-bullet point of the second bullet point, you state that the Series A Voting Preferred Stock is entitled to dividends in connection with any dividend declared on your common stock. Please advise.

The disclosure has been modified on pages 86-88 as requested.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

Business of Crumbs, page 104
Overview of Crumbs’ Menu, page 104
49.	We note your statement in the second paragraph, fourth sentence that beverages reflect an opportunity in the future because they comprised only 9% of Crumbs’s sales mix as of December 31, 2010. Please clarify whether Crumbs intends to shift focus away from its cupcake and/or other baked goods and towards beverages, such that cupcakes and/or other baked goods will constitute a lesser percentage of sales mix and beverages will constitute a greater percentage of sales mix.

In accordance with the Staff’s comment, we refer you to the revised disclosure on page 110-111 of the Offer to Purchase.
Unit Economics, page 107
50.	Please disclose the basis for the statement that Crumbs believes its average purchase transaction is higher than that of its competitors.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to remove Crumbs’ belief that its average purchase transaction is higher than that of its competitors. We refer you to the revised disclosure on page 113 of the Offer to Purchase.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crumbs, page 112
Results of Operations, page 113
Revenues, page 114
51.	Please disclose whether the increase in same store sales was attributable to an increase in volume or an increase in price. See Item 303(a)(3)(iii) of Regulation S-K.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to clarify that the increase in same store sales was solely attributable to an increase in volume. We refer you to the revised disclosure on page 120 of the Offer to Purchase.
Cost of Sales, page 114
52.	We note the disclosure on page 107 that Crumbs plans to phase out its wholesale operations by 2012. Please clearly disclose such intentions as part of the tables for fiscal 2010 and fiscal 2009 presented in this subsection.

In accordance with the Staff’s comment, we have been advised that Crumbs does not intend to phase out its wholesale operations. We have revised the Offer to Purchase to delete this disclosure. We refer you to the revised disclosure on page 120 of the Offer to Purchase.
Liquidity and Capital Resources, page 115

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

53.	Please discuss the effect that the Merger will have on the existing tax benefit agreements and whether tax distributions will continue after the Merger.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to discuss the effect that the Merger will have on the existing tax benefit agreement and whether tax distributions will continue after the Merger. We refer you to the revised disclosure on page 121 of the Offer to Purchase.
Cash Flows for the Years Ended December 31, 2010 and 2009, page 116
54.	Please disclose the primary factors causing net cash provided by operating activities to increase from $2.0 million in fiscal 2009 to $3.4 million in fiscal 2010. See Instruction 4 to Item 303(a) of Regulation S-K.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to disclose the primary factors causing net cash provided by operating activities to increase. We refer you to the revised disclosure on page 122 of the Offer to Purchase.
Unaudited Pro Forma Consolidated Financial Information, page 123
55.	Please provide us a detailed analysis supporting your treatment of the Merger as a recapitalization of Crumbs citing the specific accounting literature relied upon. In this regard, to the extent you believe Crumbs owners’ have voting and operating control of the combined entity, please address the shareholders rights to approve and disapprove transactions, terminate board members, elect board members, and amend your charter and whether a super majority or majority vote is required.

The management of 57th Street and Crumbs has reviewed all the relevant facts of this transaction and determined this will be treated as a recapitalization of Crumbs due to the factors listed below. The substance of this transaction is the issuance of Crumbs’ LLC units for the cash of 57th Street.
a)	At a minimum, the Members of Crumbs will hold an approximately 39.15% of the voting power of 57th street (this assumes no contingent consideration and no tender of shares in the Offer). The Members of Crumbs have the ability to obtain up to 57.79% of the voting power of 57th street if they earn all of the contingent consideration.

b)	The members of Crumbs will have the largest minority voting interest in 57th Street.

c)	The Member of Crumbs will have the right to appoint the majority of the board of directors of 57th Street.

d)	The current management of Crumbs will continue controlling the day-to-day operations of the business.

57th Street was a public shell company which had no prior operations and a substantial amount of cash that acquired a business with significant operations. The substance of this transaction was the issuance of Crumbs LLC units to 57th Street for cash]

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

56.	Please tell us what consideration was given to treating the Merger as a business acquisition by 57th Street addressing the factors in FASB ASC 805-10-55-11 through 55-15.

While reviewing the proper treatment of this transaction, full consideration was given to treating the Merger as a business acquisition by 57th Street. The management paid special attention to determining the acquirer by reviewing FASB ASC 805-10-55-12 and determined that Crumbs was the accounting acquirer. We also respectfully refer the Staff to our response to comment 55 above. Management also determined that 57th Street was a public shell company which had no prior operations and a substantial amount of cash that acquired a business with significant operations. The substance of this transaction was the issuance of Crumbs LLC units to 57th Street for cash.

57.	Please expand your disclosure to include a description of your minimum and maximum conversion assumptions.

We updated the disclosure on page 133 to include a description of our minimum and maximum conversion assumptions .

58.	Assuming you determined the minimum conversion and maximum scenarios depicted in your pro formas to be the most likely outcome, please provide a robust analysis of how you determined these scenarios were the most likely at the closing of the transaction.

Our current presentation of the pro forma’s reflect the terms of the amended Offer to Purchase whereby the minimum conversion assumption depicts that no Common Shares will be tendered while the maximum conversion assumption depicts that 500,000 Common Shares will be tendered.

59.	You disclose that you are offering to purchase up to 4,801,544 Common Shares and up to 9,156,300 Warrants; however the two pro forma scenarios presented assume that you will not purchase any Common Shares. Please explain to us why you do not believe it is likely that any Common Shares will be tendered and your basis for not including an additional pro forma presentation giving effect to the tender of Common Shares. See Rule 11-02(b)(8) of Regulation S-X.

We direct you to our current presentation of the two pro forma scenarios that either a minimum of no Common Shares will be tendered or that a maximum of 500,000 Common Shares will be tendered. The maximum scenario depicts the most likely situations that will occur based upon the revised Offer to Purchase.

60.	We note there is uncertainty surrounding the Offer, specifically regarding the number of Common Shares and Warrants that will be tendered. There is also uncertainly regarding the number of Warrants that may be exercised after the Merger. Changes in the outcome could significantly increase or decrease the voting interests of either party to the Merger. Please explain the extent you considered reaching an outcome different from the scenarios presented at the closing of the transaction and tell us whether your accounting would change as a result. If so, full pro forma presentations reflecting each accounting method should be presented.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

We respectfully direct the Staff to our response to number 59. We feel that due to the revised Offer to Purchase, our current Pro Forma presentation is adequate.

61.	We note your disclosure on page 124 that the Members would have a 25.21% interest assuming no Contingency Consideration is issued, no Common Shares are tendered in the Offer, no Warrants are exercised and no securities are issued pursuant to the Incentive Plan. In this regard, your table on page 136 shows that the Crumb Members would have a 25.21% interest assuming the exercise of outstanding Warrants by your public holders and underwriters and the tender of the Warrants by your Sponsor. Please revise or show us how you calculated the 25.21% interest.

In accordance with the Staff’s comment, we have revised the Offer to Purchase accordingly. We refer you to the revised disclosure on page 140 of the Offer to Purchase.

62.	Please provide a table showing the number of shares held by 57th Street, the Sponsor and shares issuable to Crumbs, indicating amounts to be held in escrow and contingent stock consideration as well as the corresponding relative percentage interest in the combined company.

In accordance with the Staff’s comment, we have revised the Offer to Purchase to include such a table. We refer you to the revised disclosure on page 144 of the Offer to Purchase.

63.	Please expand your disclosure to provide a table showing the total consideration to Crumbs pursuant to the Business Combination Agreement in the form of cash and stock based on your closing share price, including the tax benefit payments accrued and Contingent Consideration.

In accordance with the Staff’s comment, we have revised the Offer to Purchase accordingly. We refer you to the revised disclosure on pages 129-130 of the Offer to Purchase.
Unaudited Pro Forma Consolidated Statement of Income, page 125
64.	We note you have included a column header labeled “Pro Forma Adjustment for Maximum Allowable Tender of Common Stock and Repurchase of Non-Insider Warrants.” The header appears to imply common stock is being tendered; however your footnotes, particularly footnotes (8), (11) and (14), indicate your assumption that no common stock will be tendered. Please explain or revise your disclosure on pages 123 and 124 to include clear disclosure regarding your minimum and maximum conversion assumptions and revise your column headers on the pro forma consolidated statement of income and balance sheet to be more consistent with your assumptions.

We updated our column headers to indicate the minimum and maximum Common Share tender based upon this revised Offer to Purchase. Additionally, the footnotes have been updated to indicate that 500,000 Common Shares are being tendered.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

65.	We refer you to the line item interest and other income. Generally, historical interest income on cash held in trust would be eliminated because the income is non-recurring and used to pay costs related to the transaction. Please explain your basis for not eliminating interest income or revise.

We eliminated the interest income on cash held in trust.

66.	Please include a footnote demonstrating the impact that the transaction and your minimum and maximum conversion assumptions have on the pro forma weighted average shares outstanding. Please also discuss how the pro forma weighted average shares outstanding and pro forma earnings per share were calculated, including a reconciliation of the historical outstanding shares and per share amounts to pro forma outstanding shares and per share amounts.

We updated the pro forma combined minimum conversion assumption to reflect the historical weighted average shares outstanding. Additionally, the pro forma combined maximum conversion assumption has been updated to reflect the historical weighted average shares outstanding less the 500,000 Common Shares being tendered as if the tender occurred on January 1, 2010.

67.	Please revise to include disclosure explaining your treatment of the 3,900,000 New Crumbs Class B Exchangeable Units in your calculation of diluted earnings per share.

The income attributable to the 3,900,000 of New Crumbs Class B Exchangeable Units are currently reflected in the net income attributable to the non-controlling interest on the Unaudited Pro Forma Consolidated Statement Income and therefore the income and Exchangeable Units are not included in the diluted earnings per share calculation. If any of the New Crumbs Class B Exchangeable Units are converted, the proportionate amount of income will be transferred to net income attributable to stockholders and will not have an effect on the earnings per share.
Unaudited Pro Forma Consolidated Balance Sheet, page 126
68.	We refer to footnote (2) regarding the deferred financing fees of Crumbs reflected as a reduction of additional paid-in capital. Please explain the nature of these fees, how they relate to the transaction and your basis for reducing paid in capital.

The $216,302 of deferred financing fees of Crumbs represents expenses directly related to the future issuance of crumbs Membership units to 57th Street. The costs primarily relate to legal and financing fees to assist with this issuance. The company reduced additional paid-in capital as these were net against the proceeds from the sale of the new LLC membership units.

69.	Refer to footnote (4). We note you have recorded a payable of $5,575,000 representing 50% of the estimated realizable tax benefit due under the Tax Receivable Agreement whereas your disclosure on page 61 states up to 75% of the amount of the benefits will be paid. Please revise the amount of the payable recorded consistent with your disclosure on page 61, or advise us and revise your

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

disclosure to state, why it is most likely that only 50% will be paid, disclosing the impact if up to 75% of the amount of the benefits is paid.

The amount calculated was 50% due to the defined Sharing Percentage language in the Income Tax Receivable Agreement. The Sharing Percentage is defined as follows: “Sharing Percentage” means (i) 0% with respect to the portion of any Net Tax Benefit attributable to an Exchange (other than the Merger) occurring in 2011, other than a Liquidity Exchange, (ii) 50% with respect to the portion of any Net Tax Benefit attributable to the Closing Merger Consideration (as adjusted under Sections 1.3 and 1.5 of the Business Combination Agreement), and (iii) 75% with respect to the portion of any Net Tax Benefit attributable to (a) the Contingency Consideration, (b) any Liquidity Exchange occurring in 2011 and (c) any Exchange occurring after 2011.

We have only calculated the amounts due from the Closing Merger Consideration and have not calculated any amounts that may fall under the 75% sharing percentage which pertains to (a) the Contingency Consideration, (b) any Liquidity Exchange occurring in 2011 and (c) any Exchange occurring after 2011.

70.	Please explain why you believe it is appropriate to treat your deal expenses reflected in footnote (11) as a deduction to paid in capital rather than as an expense through retained earnings.

Management is treating the deal expenses as a reduction of the cash received as if this Merger was an issuance of membership units from Crumbs to 57th Street for cash.

71.	We refer to footnote (14) regarding the deferral of merger expenses in the amount of $1,196,699 and the minimum cash balance requirement of $16,000,000. To help readers better understand, please explain and expand your disclosure to discuss the basis of the $16,000,000 minimum cash balance, how it was derived and the correlation, if any, to the significant conditions of the Offer, referring to the Maximum Tender Condition and the Cash Condition. Please also explain your basis for the deferral of merger expenses in the amount of $1,196,699, given that these amounts would presumably be paid shortly after the merger.

The disclosure has been modified throughout the Offer to Purchase to reflect that the $15 million minimum cash balance is a condition to closing of the Merger in accordance with the amendment to the Business Combination Agreement. To ensure sufficient working capital, the parties have agreed that the calculation of the pro forma working capital will exclude deferred offering expenses of up to $718,421.

72.	You disclose on page one that you have the right to increase or decrease the Stock Purchase Price and Warrant Purchase Price pursuant to the Offer to Purchase. Please include a sensitivity analysis to the extent the change in prices may produce a different outcome.

The Offer to Purchase has been revised to eliminate the reservation of the right to increase or decrease the Stock Purchase Price.
Beneficial Ownership of 57th Street Securities, page 132

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

73.	Please disclose in footnote (16) to the table the natural persons who have voting and/or investment control over the securities held by AQR Capital Management, LLC.

Footnote 16 on page 143 has been modified as requested.

74.	Please include a footnote next to Sage Master Investments, Ltd. in the beneficial ownership table to indicate that footnote (17) corresponds to it.

Reference to footnote 17 has been included next to Sage Master Investments as requested.

75.	Please revise footnote (11) to clarify, if correct, that the amount of Common Shares and Series A Voting Preferred Stock included in the beneficial ownership table for Jason Bauer, Mia Bauer and Victor Bauer do not include one-third of the Common Shares and Series A Voting Preferred Stock, as the case may be, held by Crumbs, Inc. that may be deemed to be beneficially owned by each such individual.

In accordance with the Staff’s comment, we refer you to the revised disclosure in footnote (11) on page 141-142 of the Offer to Purchase.
Voting Interests of Existing 57th Street Stockholders Following the Transaction, page 136
76.	The last sentence in the first paragraph conflicts with the presentation in the table. Please revise.

In accordance with the Staff’s comment, we have removed the sentence. We refer you to the revised disclosure on page 144 of the Offer to Purchase.

77.	We note that elsewhere in the Offer to Purchase you disclose that the Crumbs Members will hold 39.15% of the Common Shares assuming no tender of the Common Shares and no exercise of the Warrants. However, you disclose in the table in this subsection that the Crumbs Members will hold 39.74% of the Common Shares in such scenario. Please reconcile the contradictory disclosures.

In accordance with the Staff’s comment, we respectfully advise the Staff that the difference between the 39.74% and 39.15% is that the 39.74% represents the non-controlling interest immediately following the Transaction, excluding the 150,000 Sponsor shares which are held in escrow. However, the 39.15% calculation represents the outstanding Common Shares of 57th Street after giving effect to the Merger and the issuance of the Equity Consideration and further assumes no Contingency Consideration is issued, no Common Shares are tendered in the Offer, no Warrants are exercised and no securities are issued pursuant to the Incentive Plan (each as defined in the Business Combination Agreement.)
Certain Relationships and Related Transactions, page 137
78.	Please describe, or include a cross-reference to prior descriptions of, the related party agreements that would be in effect immediately after the Merger. For

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

example, please describe the exchange and support, third amended & restated LLC, tax receivables, and registration rights agreements.

A cross reference to the section “Related Agreements” has been included on page 146 as requested.
Where You Can Find More Information, page 141
79.	We note that you incorporate the information contained in your Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in your Current Report on Form 8-K filed on January 10, 2011 by reference. While Instruction 3 to Item 10 of Schedule TO allows you to incorporate the financial statements required by Item 1010(a) of Regulation M-A by reference, you are not eligible to incorporate the disclosure required by Item 13(a) and Item 14(c)(1) of Schedule 14A, which include such financial statements, by reference. Additionally, in your initial public offering prospectus, you stated that “[t]he tender offer documents will contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under Regulation 14A.” Accordingly, please revise throughout the Offer to Purchase to include all the disclosure required by Item 13(a) and Item 14(c)(1) of Schedule 14A, including the financial statements required by such items, and revise the language in the second and third paragraphs of this section. See Item 13(b) and Item l4(e) of Schedule 14A.

We have revised the Offer to Purchase as requested, including the audited financial statements for 57th Street, and have modified the disclosure in the referenced section to eliminate the incorporation by reference language.
Crumbs Holdings LLC and Subsidiaries Financial Statements, page 143
Note 1. Nature of business and summary of significant accounting policies, page F-6
Property and Equipment, page F-7
80.	Please expand the description of your policy to clarify if you depreciate leasehold improvements over the lesser of the estimated useful life of the leasehold improvements or the primary term of the lease and lease renewal options.

We expanded the description in our accounting policies to state that we depreciate leasehold improvements over the term of the lease.
Revenue Recognition, page F-8
81.	Please revise to include your policy for gift card breakage, addressing the method used to determine the estimated amount of gift card breakage and how you recognize the estimated breakage. Further, please indicate whether your gift cards have expiration dates and whether you are subject to state escheatment laws.

The Company currently does not currently have a policy for gift card breakage as it is relatively new to the business and as a result, we don’t have enough historical

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

information to make estimates. We will continue to monitor its activity and develop estimates in the future. The gift cards have no expiration date. We have updated our revenue disclosure with the following:

Revenues from our gift cards and certificates are recognized when tendered for payment, or upon redemption. Outstanding customer balances are included in gift cards and certificates on the consolidated balance sheets. There are no expiration dates on our gift cards and certificates, and we do not charge any service fees that cause a decrement to customer balances.

While we will continue to honor all gift cards and certificates presented for payment, management may determine the likelihood of redemption to be remote for certain cards due to, among other things, long periods of inactivity. In these circumstances, if management also determines there is no requirement for remitting balances to government agencies under state escheatment laws, card balances may then be recognized in the consolidated statements of operations.
Note 5. Commitments, page F-11
82.	Please expand your disclosure of your leasing arrangements to indicate the lease terms, the terms of renewal options, and escalation provisions. Further, please revise to disclose the amount of contingent rentals for each period presented and the basis on which contingent rental payments are determined. Refer to FASB ASC 840-20-50-1 and 840-1 0-50-2.

In accordance with the Staff’s comments, we have revised our disclosure in the consolidated financial statements of Crumbs.

In responding to your comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 18, 2011

# # # #
          We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Douglas Ellenoff, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.
Sincerely,
/s/ Ellenoff Grossman & Schole LLP
Ellenoff Grossman & Schole LLP

cc:	Mark D. Klein Akin Gump Strauss Hauer & Feld LLP